Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Reynolds American Inc.:
We consent to the use of our reports dated February 27, 2006, with respect to the consolidated balance sheets of Reynolds American Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Greensboro, North Carolina
November 2, 2006